UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers: 0-23876 and 1-03439

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

ST. LAURENT PAPERBOARD HOURLY SAVINGS PLAN

(Full title of the plans)

SMURFIT-STONE CONTAINER CORPORATION

150 North Michigan Avenue

Chicago, Illinois 60601

(Name of issuer of the securities held pursuant to the plans

And address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Savings Plan

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Smurfit-Stone Container Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 23, 2008

1

Smurfit-Stone Container Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$42,400	$36,926
Investments, at fair value	749,419,594	780,789,293
Employee contribution receivable	—	914,399
Employer contribution receivable	2,674,947	2,878,246
Net assets, at fair value	752,136,941	784,618,864

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(691,837)	1,047,134
Net assets available for benefits	$751,445,104	$785,665,998

See accompanying notes.

2

Smurfit-Stone Container Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions:
Interest and dividends	$45,098,263	$29,739,092
Transfer of participant accounts from affiliated plans	1,219,533	2,473,469
Contributions:
Employees	31,092,654	35,020,016
Employer	12,374,864	14,503,833
Total additions	89,785,314	81,736,410

Deductions:
Withdrawals by participants	(141,897,245)	(166,664,421)
Administrative expenses	(67,673)	(45,659)
Total deductions	(141,964,918)	(166,710,080)

Net realized and unrealized appreciation in fair value of investments	17,958,710	41,880,257
Net decrease	(34,220,894)	(43,093,413)

Net assets available for benefits:
Beginning of year	785,665,998	828,759,411
End of year	$751,445,104	$785,665,998

See accompanying notes.

3

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering employees of Smurfit-Stone Container Enterprises, Inc. (the Company) and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 40% of eligible compensation as defined by the Plan. Participants may also contribute up to 20% on an after-tax basis with a combined limit up to 60%. The Company makes matching contributions up to the lesser of 70% of the first 6% of eligible compensation deferred by a participant or half of the elective contribution limit. The Company’s matching contributions are participant-directed. All contributions are subject to applicable limitations. Effective May 1, 2007, an auto-enrollment feature was added to the Plan, providing for positive enrollment of new employees who do not opt out of this feature within their first 45 days of eligibility. The default contribution percentage is 3%, and the default investment fund is the T. Rowe Price Personal Strategy Balanced Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

Forfeitures

Forfeitures of nonvested amounts are used to offset employer contributions. At December 31, 2007, the Company had approximately $419,985 in forfeitures which will be used to offset future employer contributions, compared to $492,736 at December 31, 2006. During 2007, $439,311 of forfeitures was used to reduce employer contributions, compared to $302,811 during 2006.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds, common trust funds, or SSCC common stock. All contributions are participant-directed. Certain employees have a portion of their investments held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding the Company’s matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

5

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund or Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan will adopt SFAS No. 157 in fiscal year 2008. The Company does not expect the adoption of this statement in 2008 will have a significant impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Blended Stable Value Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the T. Rowe Price Blended Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the T. Rowe Price Blended Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant loans are valued at cost, which approximates market.

7

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2007	2006
SSCC Common Stock Fund (4,719,390 and 5,762,390 shares of common stock)	$49,836,765	$60,852,006
Exxon Mobil Corporation Common Stock Fund (853,721 and 1,133,974 shares of common stock)	79,985,207	86,896,404
T. Rowe Price Equity Income Fund (3,912,423 and 4,324,119 shares of mutual fund)	109,939,110	127,777,725
T. Rowe Price Personal Strategy Balanced Fund (3,066,903 and 2,893,603 shares of mutual fund)	59,068,560	58,045,674
T. Rowe Price Blended Stable Value Fund (116,362,771 and 123,194,018 units of common trust fund)	117,054,607	122,146,884
T. Rowe Price Blue Chip Growth Fund (1,559,784 and 1,707,015 shares of mutual fund)	62,750,133	60,991,640
T. Rowe Price New Horizons Fund (1,149,804 and 1,253,798 shares of mutual fund)	35,080,548	40,485,123
Fidelity Contra Fund (672,840 and 432,621 shares of mutual fund)	49,191,391	28,206,945

8

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2007	2006

Mutual funds	$(1,489,003)	$36,775,707
Common stock	18,464,630	2,509,206
Common trust fund	983,083	2,595,344
	$17,958,710	$41,880,257

4. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$751,445,104	$785,665,998
Adjustment from contract value to fair value for fully benefit-responsive contracts	691,837	(1,047,134)
Amounts allocated to withdrawing participants	(665,783)	—
Net assets available for benefits per the Form 5500	$751,471,158	$784,618,864

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to the Form 5500:

December 31 2007
Benefits paid to participants per the financial statements	$141,897,245
Add: Amounts allocated to withdrawing participants at December 31, 2007	665,783
Benefits paid to participants per the Form 5500	$142,563,028

9

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Net realized and unrealized appreciation in fair value of investments per the financial statements	$17,958,710	$41,880,257
Adjustment from contract value to fair value for fully benefit-responsive contracts	1,738,971	(1,047,134)
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$19,697,681	$40,833,123

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. During 2006 and 2007, the Company closed facilities in conjunction with the Company’s strategic initiative plan. In addition, during 2006, the Company sold its consumer packaging business, which resulted in a partial plan termination. The partial plan termination required the affected participant accounts to become fully vested.

6. Plan Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

10

Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan

EIN: 36-2041256    Plan Number: 062

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue, Borrower,	Description of	Current
Lessor, or Similar Party	Investment	Value

SSCC Common Stock Fund*	4,719,390 shares of common stock	$49,836,765

Exxon Mobil Corporation Common Stock Fund	853,721 shares of common stock	79,985,207

Morgan Stanley International Equity Fund	572,040 shares of mutual fund	10,822,999

T. Rowe Price Spectrum Income Fund*	1,844,060 shares of mutual fund	22,515,976

T. Rowe Price New Income Fund*	925,023 shares of mutual fund	8,362,210

T. Rowe Price Equity Income Fund*	3,912,423 shares of mutual fund	109,939,110

T. Rowe Price Personal Strategy Balanced Fund*	3,066,903 shares of mutual fund	59,068,560

T. Rowe Price New Horizons Fund*	1,149,804 shares of mutual fund	35,080,548

T. Rowe Price International Stock Fund*	1,345,343 shares of mutual fund	22,534,503

Fidelity Contra Fund	672,840 shares of mutual fund	49,191,391

Fidelity Value Fund	445,040 shares of mutual fund	33,382,452

T. Rowe Price Blended Stable Value Fund*	116,362,771 units of common trust fund	117,054,607

Equity Index Trust (S&P 500)	384,995 units of common trust fund	16,805,054

T. Rowe Price Personal Strategy Income Fund*	899,559 shares of mutual fund	14,114,089

T. Rowe Price Personal Strategy Growth Fund*	708,908 shares of mutual fund	17,325,727

T. Rowe Price Summit Cash Reserves Fund*	15,564,922 shares of mutual fund	15,564,922

T. Rowe Price Small Capitalization Value Fund*	533,101 shares of mutual fund	19,148,992

T. Rowe Price Blue Chip Growth Fund*	1,559,784 shares of mutual fund	62,750,133

Participant loans*	Interest rates range from 4.08% to 10.25%,	5,936,349
	maturities through 2021
		$749,419,594

*Parties in interest.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Jefferson Smurfit Corporation Hourly Savings Plan

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Jefferson Smurfit Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 23, 2008

1

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$83,895	$—
Investments, at fair value	93,375,774	105,572,869
Employee contribution receivable	21,387	237,009
Employer contribution receivable	56,610	99,795
Net assets, at fair value	93,537,666	105,909,673

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(82,849)	120,914
Net assets available for benefits	$93,454,817	$106,030,587

See accompanying notes.

2

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions:
Interest and dividends	$6,235,709	$3,970,522
Contributions:
Employees	5,926,226	8,895,785
Employer	1,362,948	2,223,630
Total additions	13,524,883	15,089,937

Deductions:
Net transfers of participant accounts to other plans	(643,093)	(512,388)
Withdrawals by participants	(26,857,776)	(36,871,054)
Administrative expenses	(4,805)	(8,619)
Total deductions	(27,505,674)	(37,392,061)

Net realized and unrealized appreciation in fair value of investments	1,405,021	2,323,050
Net decrease	(12,575,770)	(19,979,074)

Net assets available for benefits:
Beginning of year	106,030,587	126,009,661
End of year	$93,454,817	$106,030,587

See accompanying notes.

3

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.), was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it became the plan sponsor. Also, because of the merger, the Federal ID number changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined-contribution plan established January 1, 1992, covering all eligible hourly employees at facilities identified with Jefferson Smurfit Corporation (U.S.) prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0% to 50% of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements.  The Company’s matching contributions are participant-directed. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the matching contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s matching contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service.

Forfeitures

Forfeitures of nonvested amounts are used to offset employer contributions. At December 31, 2007, the Company had approximately $15,932 in forfeitures, which will be used to offset future employer contributions, compared to $13,330 at December 31, 2006. During 2007, $13,326 of forfeitures was used to reduce employer contributions, compared to $6,253 in 2006.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds, common trust funds, or SSCC common stock. All contributions are participant-directed.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those.

Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan will adopt SFAS No. 157 in fiscal year 2008. The Company does not expect the adoption of this statement in 2008 will have a significant impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

6

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Blended Stable Value Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the T. Rowe Price Blended Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the T. Rowe Price Blended Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

7

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2007	2006
SSCC Common Stock Fund (760,126 and 1,002,255 shares of common stock)	$8,026,935	$10,583,810
T. Rowe Price Blue Chip Growth Fund (218,774 and 279,021 shares of mutual fund)	8,801,277	9,969,428
Fidelity Contra Fund (86,320 and 49,449 shares of mutual fund)	6,310,894	3,224,099
T. Rowe Price Blended Stable Value Fund (13,934,726 and 14,225,455 units of common trust fund)	14,017,575	14,104,541
T. Rowe Price New Horizons Fund (349,727 and 401,800 shares of mutual fund)	10,670,186	12,974,093
T. Rowe Price Personal Strategy Balanced Fund (468,376 and 495,987 shares of mutual fund)	9,020,919	9,949,509
T. Rowe Price Equity Income Fund (600,262 and 715,506 shares of mutual fund)	16,867,360	21,143,200

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2007	2006

Mutual funds	$524,842	$6,006,676
Common stock	645,808	(4,263,007)
Common trust funds	234,371	579,381
	$1,405,021	$2,323,050

8

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$93,454,817	$106,030,587
Adjustment from contract value to fair value for fully benefit-responsive contracts	82,849	(120,914)
Amounts allocated to withdrawing participants	(204,788)	—
Net assets available for benefits per the Form 5500	$93,332,878	$105,909,673

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to the Form 5500:

December 31 2007
Benefits paid to participants per the financial statements	$26,857,776
Add: Amounts allocated to withdrawing participants at December 31, 2007	204,788
Benefits paid to participants per the Form 5500	$27,062,564

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

9

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Net realized and unrealized appreciation in fair value of investments per the financial statements	$1,405,021	$2,323,050
Adjustment from contract value to fair value for fully benefit-responsive contracts	203,763	(120,914)
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$1,608,784	$2,202,136

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. During 2006 and 2007, the Company closed facilities in conjunction with the Company’s strategic initiative plan. In addition, during 2006, the Company sold its consumer packaging business, which resulted in a partial plan termination. The partial plan termination required the affected participant accounts to become fully vested.

6. Plan Tax Status

The Plan has received a determination letter from the IRS dated May 15, 2003, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

10

Supplemental Schedule

Jefferson Smurfit Corporation Hourly Savings Plan

EIN: 36-2041256    Plan Number: 063

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower,	Description of	Current
Lessor, or Similar Party	Investment	Value

SSCC Common Stock Fund*	760,126 shares of common stock	$8,026,935

Morgan Stanley International Equity Fund	43,212 shares of mutual fund	817,572

T. Rowe Price Equity Income Fund*	600,262 shares of mutual fund	16,867,360

T. Rowe Price Personal Strategy Balanced Fund*	468,376 shares of mutual fund	9,020,919

T. Rowe Price New Horizons Fund*	349,727 shares of mutual fund	10,670,186

T. Rowe Price International Stock Fund*	175,898 shares of mutual fund	2,946,288

Fidelity Contra Fund	86,320 shares of mutual fund	6,310,894

Fidelity Value Fund	31,993 shares of mutual fund	2,399,805

T. Rowe Price Blended Stable Value Fund*	13,934,726 units of common trust fund	14,017,575

Equity Index Trust (S&P 500)	76,058 units of common trust fund	3,319,942

T. Rowe Price Personal Strategy Income Fund*	108,006 shares of mutual fund	1,694,622

T. Rowe Price Personal Strategy Growth Fund*	130,426 shares of mutual fund	3,187,626

T. Rowe Price Summit Cash Reserves Fund*	1,893,103 shares of mutual fund	1,893,103

T. Rowe Price Spectrum Income Fund*	140,639 shares of mutual fund	1,717,200

T. Rowe Price Blue Chip Growth Fund*	218,774 shares of mutual fund	8,801,277

T. Rowe Price New Income Fund*	67,428 shares of mutual fund	609,549

T. Rowe Price Small Capitalization Fund*	29,925 shares of mutual fund	1,074,921
		$93,375,774

*Parties in interest.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Hourly Savings Plan

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

Smurfit-Stone Container Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 23, 2008

1

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$11,015	$562
Investments, at fair value	225,349,574	214,815,189
Employee contribution receivable	258,963	539,928
Employer contribution receivable	261,438	289,868
Net assets, at fair value	225,880,990	215,645,547

Adjustment from fair value to contract value for fully benefit-responsive contracts	(265,818)	372,449
Net assets available for benefits	$225,615,172	$216,017,996

See accompanying notes.

2

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions:
Interest and dividends	$12,812,681	$7,315,626
Contributions:
Employees	14,415,964	14,987,673
Employer	3,391,940	3,735,918
Total additions	30,620,585	26,039,217

Deductions:
Net transfer of participants to other plan	(333,944)	(1,511,761)
Withdrawals by participants	(23,776,488)	(27,801,262)
Administrative expenses	(8,178)	(10,525)
Total deductions	(24,118,610)	(29,323,548)

Net realized and unrealized appreciation in fair value of investments	3,095,201	10,327,032
Net increase	9,597,176	7,042,701

Net assets available for benefits:
Beginning of year	216,017,996	208,975,295
End of year	$225,615,172	$216,017,996

See accompanying notes.

3

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering all eligible hourly employees of Smurfit-Stone Container Enterprises, Inc. (the Company) and its adopting subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute on a pretax basis from 1% to 25% of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant’s deferred compensation, subject to various limitations outlined in supplements to the plan document.  The Company’s matching contributions are participant-directed.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on the location where the participant is employed and the locally negotiated organized labor contract, generally either immediate vesting or vesting in 20% increments after each year of service with full vesting after five years of service.

4

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

Forfeitures

Forfeitures of nonvested amounts are used to offset future employer contributions. At December 31, 2007, the Company had approximately $17,145 in forfeitures, which will be used to offset future employer contributions, compared to $22,266 at December 31, 2006. During 2007, $21,271 of forfeitures was used to reduce employer contributions, compared to $10,151 during 2006.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds, common trust funds, and SSCC common stock. All contributions are participant directed.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment or in two or more installments as elected by the participant. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan will adopt SFAS No. 157 in fiscal year 2008. The Company does not expect the adoption of this statement in 2008 will have a significant impact on the Plan’s financial statements.

6

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Blended Stable Value Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the T. Rowe Price Blended Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the T. Rowe Price Blended Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

7

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2007	2006
T. Rowe Price Personal Strategy Balanced Fund (1,354,647 and 1,262,242 shares of mutual fund)	$26,090,499	$25,320,574
T. Rowe Price Equity Income Fund (1,637,794 and 1,564,758 shares of mutual fund)	46,022,025	46,238,607
T. Rowe Price Blue Chip Growth Fund (1,188,449 and 1,231,142 shares of mutual fund)	47,811,300	43,988,730
T. Rowe Price Blended Stable Value Fund (44,709,000 and 42,685,050 units of common trust fund)	44,974,818	43,445,704
Fidelity Contra Fund (175,713 and 76,806 shares of mutual fund)	12,846,377	5,007,793

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2007	2006

Mutual funds	$2,479,370	$12,958,809
Common stock	461,202	(3,021,783)
Common trust funds	154,629	390,006
	$3,095,201	$10,327,032

8

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$225,615,172	$216,017,996
Adjustment from contract value to fair value for fully benefit-responsive contracts	265,818	(372,449)
Amounts allocated to withdrawing participants	(23,382)	—
Net assets available for benefits per the Form 5500	$225,857,608	$215,645,547

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to the Form 5500:

December 31 2007
Benefits paid to participants per the financial statements	$23,776,488
Add: Amounts allocated to withdrawing participants at December 31, 2007	23,382
Benefits paid to participants per the Form 5500	$23,799,870

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Net realized and unrealized appreciation in fair value of investments per the financial statements	$3,095,201	$10,327,032
Adjustment from contract value to fair value for fully benefit-responsive contracts	638,267	(372,449)
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$3,733,468	$9,954,583

9

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. During 2006 and 2007, the Company closed facilities in conjunction with the Company’s strategic initiative plan. In addition, during 2006, the Company sold its consumer packaging business, which resulted in a partial plan termination. The partial plan termination required the affected participant accounts to become fully vested.

6. Plan Tax Status

The Plan has received a determination letter from the IRS dated December 15, 2003, stating the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

10

Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan

EIN: 36-2041256	Plan Number: 043

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower,	Description of	Current
Lessor, or Similar Party	Investment	Value

SSCC Common Stock Fund*	783,942 shares of common stock	$8,278,427

Morgan Stanley International Equity Fund	114,517 shares of mutual fund	2,166,662

T. Rowe Price Equity Income Fund*	1,637,794 shares of mutual fund	46,022,025

T. Rowe Price Personal Strategy Balanced Fund*	1,354,647 shares of mutual fund	26,090,499

T. Rowe Price New Horizons Fund*	191,894 shares of mutual fund	5,854,701

T. Rowe Price International Stock Fund*	160,503 shares of mutual fund	2,688,435

Fidelity Contra Fund	175,713 shares of mutual fund	12,846,377

Fidelity Value Fund	63,101 shares of mutual fund	4,733,250

T. Rowe Price Blended Stable Value Fund*	44,709,000 units of common trust fund	44,974,818

Equity Index Trust (S&P 500)	65,127 units of common trust fund	2,842,806

T. Rowe Price Personal Strategy Income Fund*	179,004 shares of mutual fund	2,808,581

T. Rowe Price Personal Strategy Growth Fund*	180,581 shares of mutual fund	4,413,411

T. Rowe Price Summit Cash Reserves Fund*	5,322,594 shares of mutual fund	5,332,594

T. Rowe Price Spectrum Income Fund*	315,761 shares of mutual fund	3,855,445

T. Rowe Price Blue Chip Growth Fund*	1,188,449 shares of mutual fund	47,811,300

T. Rowe Price New Income Fund*	152,081 shares of mutual fund	1,374,812

T. Rowe Price Small Capitalization Fund*	90,630 shares of mutual fund	3,255,431
		$225,349,574

*Parties in interest.

11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

St. Laurent Paperboard Hourly Savings Plan

Years Ended December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

St. Laurent Paperboard Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation

Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 23, 2008

St. Laurent Paperboard Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$38,632,116	$34,864,465
Employee contribution receivable	33,200	95,499
Employer contribution receivable	30,911	32,200
Net assets, at fair value	38,696,227	34,992,164

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,347)	31,799
Net assets available for benefits	$38,674,880	$35,023,963

See accompanying notes.

St. Laurent Paperboard Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions:
Interest and dividends	$2,564,550	$1,298,828
Contributions:
Employees	2,614,697	2,641,288
Employer	503,729	480,306
Total additions	5,682,976	4,420,422

Deductions:
Net transfer of participants to other plan	(247,211)	(354,262)
Withdrawal by participants	(2,237,954)	(2,113,263)
Administrative expenses	(1,817)	(3,388)
Total deductions	(2,486,982)	(2,470,913)

Net realized and unrealized appreciation in fair value of investments	454,923	1,824,595
Net increase	3,650,917	3,774,104

Net assets available for benefits:
Beginning of year	35,023,963	31,249,859
End of year	$38,674,880	$35,023,963

See accompanying notes.

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. St. Laurent Paperboard (U.S.), Inc. was the plan sponsor until July 31, 2003. Effective July 31, 2003, St. Laurent Paperboard (U.S.), Inc. merged into Stone Container Corporation. Stone Container Corporation assumed the role of plan sponsor effective July 31, 2003. On November 1, 2004, Stone Container Corporation’s name was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it continues to be the plan sponsor. The Federal ID number, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined-contribution plan covering all eligible hourly employees at facilities identified with St. Laurent Paperboard (U.S.), Inc. prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. The Company’s matching contributions are invested according to participant direction. All contributions are subject to applicable limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds, common trust funds, and SSCC common stock. All contributions are participant-directed.

Forfeitures

Forfeitures of nonvested employer contributions are used to reduce future employer contributions. At December 31, 2007, the Company has approximately $56,000 in forfeitures, which will be used to offset future employer contributions, compared to $50,732 at December 31, 2006. During 2007, there were no forfeitures used to reduce employer contributions, compared to $6,301 during 2006.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

Participant Loans

Participants at certain locations, depending on the terms of the collective bargaining agreement, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

Withdrawals

Withdrawals are recorded when paid.

Impact of New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS)
No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan will adopt SFAS No. 157 in fiscal year 2008. The Company does not expect the adoption of this statement in 2008 will have a significant impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Blended Stable Value Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the T. Rowe Price Blended Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the T. Rowe Price Blended Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2007	2006
T. Rowe Price Blue Chip Growth Fund (114,021 and 109,189 shares of mutual fund)	$4,587,066	$3,901,340
T. Rowe Price Spectrum Income Fund (195,425 and 181,425 shares of mutual fund)	2,386,137	2,211,573
T. Rowe Price Equity Income Fund (210,558 and 203,190 shares of mutual fund)	5,916,683	6,004,266
T. Rowe Price Blended Stable Value Fund (3,590,454 and 3,741,136 units of common trust fund)	3,611,802	3,709,337
T. Rowe Price New Horizons Fund (70,632 and 60,039 shares of mutual fund)	2,154,978	1,938,675
Fidelity Contra Fund (95,780 and 26,320 shares of mutual fund)	7,002,505	1,716,075
Fidelity Value Fund (29,217 and 22,359 shares of mutual fund)	2,191,570	1,802,149
Putnam New Opportunities Fund (85,145 shares of mutual fund)	—	4,224,907

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31
	2007	2006

Mutual funds	$376,535	$2,049,982
Common stock	41,626	(318,276)
Common trust funds	36,762	92,889
	$454,923	$1,824,595

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

4. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$38,674,880	$35,023,963
Adjustment from contract value to fair value for fully benefit-responsive contracts	21,347	(31,799)
Net assets available for benefits per the Form 5500	$38,696,227	$34,992,164

Following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Net realized and unrealized appreciation in fair value of investments per the financial statements	$454,923	$1,824,595
Adjustment from contract value to fair value for fully benefit-responsive contracts	53,146	(31,799)
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$508,069	$1,792,796

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

6. Plan Tax Status

The Plan has received a determination letter from the IRS dated October 10, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

EIN: 54-1850745	Plan Number: 001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower,	Description of	Current
Lessor, or Similar Party	Assets	Value

SSCC Common Stock Fund*	74,965 shares of common stock	$791,629

Morgan Stanley International Equity Fund	38,734 shares of mutual fund	732,846

T. Rowe Price Blended Stable Value Fund*	3,590,454 units of common trust fund	3,611,802

T. Rowe Price Blue Chip Growth Fund*	114,021 shares of mutual fund	4,587,066

T. Rowe Price International Stock Fund*	109,740 shares of mutual fund	1,838,146

T. Rowe Price New Horizons Fund*	70,632 shares of mutual fund	2,154,978

T. Rowe Price Personal Strategy Balanced Fund*	68,661 shares of mutual fund	1,322,416

T. Rowe Price Equity Income Fund*	210,558 shares of mutual fund	5,916,683

Fidelity Value Fund	29,217 shares of mutual fund	2,191,570

Fidelity Contra Fund	95,780 shares of mutual fund	7,002,505

Equity Index Trust (S&P 500)	16,356 units of common trust fund	713,965

T. Rowe Price Personal Strategy Income Fund*	57,138 shares of mutual fund	896,503

T. Rowe Price Personal Strategy Growth Fund*	77,791 shares of mutual fund	1,901,216

T. Rowe Price Summit Cash Reserves Fund*	1,163,502 shares of mutual fund	1,163,502

T. Rowe Price Spectrum Income Fund*	195,425 shares of mutual fund	2,386,137

T. Rowe Price New Income Fund*	44,821 shares of mutual fund	405,187

T. Rowe Price Small Capitalization Value Fund*	25,252 shares of mutual fund	907,045

Participant loans*	Loans to participants, bearing interest at 4% to 9.75%, maturities through 2021	108,920
		$38,632,116

*Party in interest.

SIGNATURES

The Plans.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Smurfit-Stone Container Corporation Savings Plan
Jefferson Smurfit Corporation Hourly Savings Plan
Smurfit-Stone Container Corporation Hourly Savings Plan
St. Laurent Paperboard Hourly Savings Plan
(Name of Plans)

Date	June 26, 2008	/s/ Paul K. Kaufmann
Paul K. Kaufmann
Member, Administrative Committee of the
Smurfit-Stone Container Corporation
Retirement Plans